

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 27 2002
555

NAME OF BROKER-DEALER:

Scudder Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	Massachusetts	02110-4103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McGovern — 212-326-6416
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — if individual, state last, first, middle name)

1177 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VT 3-21-02

OATH OR AFFIRMATION

I, James J. McGovern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

CAROLE L. CAPPADOCIA
Notary Public, State of New York
No. 01CA5065792
Qualified in Queens County
Commission Expires September 16, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCUDDER FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)

Statement of Financial Condition

December 31, 2001

(With Report of Independent Accountants' Thereon)



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholders of
Scudder Financial Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Scudder Financial Services, Inc. (a wholly-owned subsidiary of Zurich Scudder Investments, Inc.) (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

SCUDDER FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 4,628,798
Service fees receivable	8,190
Income taxes receivable, net	44,701
Other assets	90,689
Total assets	$ 4,772,378

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$ 32,000
Payables to affiliates	75,428
Total liabilities	107,428
Stockholders' equity:	
Common stock, par value $1.00 per share	
Class A:	
Authorized 2,500 shares, issued and outstanding, 1,500 shares	1,500
Class B:	
Authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par value	4,998,500
Accumulated deficit	(336,050)
Total stockholders' equity	4,664,950
Total liabilities and stockholders' equity	$ 4,772,378

See accompanying notes to financial statements.

SCUDDER FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Notes to Statement of Financial Condition
December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

Organization

Scudder Financial Services, Inc. (the "Company"), an indirect wholly-owned subsidiary of Zurich Scudder Investments, Inc.) (the "Parent" or "ZSI"), was incorporated in Delaware on June 25, 1996 and is a registered broker-dealer in securities. The Company performs administrative services for the Parent. ZSI is a majority owned subsidiary of Zurich Financial Services Group ("Zurich"). Schedule II, Reserve Requirement Under Rule 15c3-3, is required to be included in this report. The Company does not hold any customer accounts as of December 31, 2001 and therefore has no required deposit amount. Securities transactions are recorded on a trade date basis. Pursuant to an agreement between the Company and Credit Suisse First Boston (CSFB Direct), customer securities transactions are introduced and cleared on a fully disclosed basis through CSFB Direct.

On December 4, 2001, Zurich signed a definitive agreement with Deutsche Bank AG ("DB") to sell ZSI to DB ("DB Acquisition") in a transaction expected to close in the first half of 2002.

Cash Equivalents

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at net asset value. The Parent is the investment adviser for these funds.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. The Company files state and local income tax returns on a combined basis with the Parent and other affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(Continued)

SCUDDER FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Notes to Statement of Financial Condition

(1) Continued

Common stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the class A voting shares.

(2) Related Party Transactions

The Company has an intercompany payable balance to the Parent for $75,428.

(3) Income Taxes

The components of income tax assets (liabilities) at December 31, 2001 are as follows:

Current:	
Federal	$ 51,925
State and local	(7,224)
Total	$ 44,701

(4) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the aggregate indebtedness method. At December 31, 2001, the Company had net capital of $4,351,568 which is in excess of its required net capital of $250,000 by $4,101,568. Aggregate indebtedness at December 31, 2001 was $107,428 resulting in a ratio of 0.02 to 1.